Exhibit 99.1

NEWS RELEASE

Fortuna to release first quarter 2024 financial results on
May 7, 2024; Conference call at 12 p.m. Eastern time on May 8, 2024

Vancouver, April 22, 2024: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that it will release its unaudited financial statements and MD&A for the first quarter on Tuesday, May 7, 2024, after the market closes.

A conference call to discuss the financial and operational results will be held on Wednesday, May 8, 2024, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and David Whittle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/50484 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Wednesday, May 8, 2024
Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062
Dial in number (International): +1.973.528.0011
Access code: 586882

Replay number (Toll Free): +1.877.481.4010
Replay number (International): +1.919.882.2331
Replay passcode: 50484

Playback of the earnings call will be available until Wednesday, May 22, 2024. Playback of the webcast will be available until Thursday, May 8, 2025. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube